June 4, 2012

VIA OVERNIGHT COURIER

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 [17 C.F.R. §200.83]

Christine Adams

Division of Corporation Finance

100 F Street, Washington DC 20549

Re:                             Corinthian Colleges, Inc. (the “Company”)

Request for FOIA Confidential Treatment

File No. 000-25283

Request for FOIA Confidential Treatment

Dear Christine Adams:

In response to your request, we are enclosing a copy of the Supplemental information (Exhibit II.C.2) to our Heald Accreditation Valuation (the “Confidential Information”).

Because of the commercially sensitive nature of the Confidential Information, the Company hereby requests, pursuant to Rule 83 of the Commission’s Freedom of Information and Privacy Act (17 C.F.R. §200.83) (“Rule 83”), that you accord confidential treatment to this letter and the Confidential Information and not disclose them to any person who is not an employee of the Commission, unless otherwise required to do so by law.  In the event of any request for disclosure of this letter or the Confidential Information made pursuant to the Freedom of Information and Privacy Act or otherwise, please promptly inform the following individual so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

Bob Owen

Chief Financial Officer

And

Stan Mortensen

General Counsel

Corinthian Colleges, Inc.

6 Hutton Centre Drive, Suite 400

Santa Ana, CA 92707

Tel: (714) 427-3000

If you have any questions concerning this letter, please contact the undersigned at (714) 825-7621.

Respectfully submitted,

Corinthian Colleges, Inc.

/s/ Robert Owen

Robert Owen
Executive Vice President and Chief Financial Officer

cc:	FOIA Office
100 F Street, NE
Mail Stop 2736
Washington, DC 20549

Confidential Treatment Requested by Corinthian Colleges, Inc.